FORUM FUNDS
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
207-347-2090

March 28, 2013

VIA EDGAR

Ms. Kimberly A. Browning
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds: LMCG Global Market Neutral Fund (File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

On January 14, 2013, Forum Funds (the "Registrant") filed Post-Effective Amendment No. 390 ("PEA 390") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect an initial prospectus and statement of additional information (together, the "Offering Documents") for a proposed new series of Registrant, the LMCG Global Market Neutral Fund (the "Fund") (accession number 0001435109-13-000015).

Following below is a summary of the comments you provided via telephone on Friday, March 1, 2013, regarding PEA 390 and Registrant's responses to those comments. Defined terms used below have the same meanings as in the Fund's Offering Documents in PEA 390. The changes to the Fund's Offering Documents as described below have been included in PEA No. 400 filed on March 28, 2013, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
March 28, 2013

Prospectus

General

1. COMMENT: Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. See Item 4 of Form N-1A. In this regard, please specifically advise the staff whether leverage is a principal strategy. The disclosures in the Statement of Additional Information ("SAI"), as well as the fundamental policies of the Fund, permit it to leverage to the fullest extent permitted under the 1940 Act. If the Fund does not intend to utilize leverage, please revise the Fund's Statement of Additional Information to include the anti-leverage carve-out e.g. include a non-fundamental investment limitation stating: "A Fund will not purchase additional investment securities while outstanding borrowings exceed 5% of the value of its total assets" or otherwise state in the Funds' Statement of Additional Information that the Funds have no current intent to create leverage. Further, to the extent the Fund references legal authority to explain investment limitations in either the Prospectus or SAI, e.g. the 1940 Act, please disclose in plain English the meaning of such limitations.

RESPONSE: Registrant confirms that all principal investment strategies and risks of the Funds are summarized in Item 4. In addition, Registrant has revised the Fund's leverage in the SAI to include the anti-leverage carve-out.

Fee and Expenses

2. COMMENT: Please confirm to the staff that a separate Acquired Fund Fees and Expenses subcaption is not required in the Fund's fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be included in "other" expenses, or revise the table accordingly. See Instruction 3(f)(i) to Item 3 of Form N-1A.

RESPONSE: Registrant confirms that a separate Acquired Fund Fees and Expenses subcaption is not required in the Fund's fee table because acquired fund fees and expenses are estimated to be less than one basis point. Registrant further confirms that any estimated acquired fund fees and expenses will be included in "other" expenses of the Fund's fee table.

3. COMMENT: In the Annual Fund Operating Expenses portion of the fee table please indent the line item "Dividend and Interest Expenses on Short Sales" to ensure it is identifiable as a subcaption to the line item "Other Expenses." See Instruction 3(c)(iii)to Item 3 of Form N-1A.

U.S. Securities and Exchange Commission
March 28, 2013

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

4. COMMENT: With respect to the Institutional Shares class of the Fund, please confirm in your response that such class does not participate in a Rule 12b-1 distribution plan. If the Institutional Shares class participates in a Rule 12b-1 distribution plan but payments pursuant to such plan are currently suspended please disclose the associated fees as 0.00% and add a footnote to the fee table describing the term of the suspension and under what circumstances it could be reinstated.

RESPONSE: Registrant confirms the Institutional Shares class does not participate in any Rule 12b-1 plan of distribution.

5. COMMENT: Please add disclosure to footnote 3 of the fee table stating that the Board of Trustees has no present intent to eliminate the Expense Cap during the 16 month period following the date of the prospectus.

RESPONSE: Registrant respectfully declines to revise the disclosure in footnote 3 because the current disclosure is consistent with Instruction 3(e) to Item 3 of Form N-1A, which states that an expense reimbursement or fee waiver arrangement may be disclosed if it will reduce Fund operating expenses for no less than one year from the effective date of the Fund's registration statement.

6. COMMENT: Please revise the last sentence of footnote 3 to the fee table from "Net Annual Fund Operating Expenses 'may' increase if exclusions from the Expense Cap apply" to "Net Annual Fund Operating Expenses 'will' increase if exclusions from the Expense Cap apply" or otherwise explain under what circumstances any exclusions would not result in an increase to the Fund's Net Annual Fund Operating Expenses.

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

7. COMMENT: Please delete footnote 4 to the fee table.

RESPONSE: Registrant has deleted footnote 4.

Principal Investment Strategies

8. COMMENT: Please disclose the market-capitalization range of the MSCI All Country World IMI Index and the last date of its reconstitution.

RESPONSE: Registrant has revised the Fund's item 4 disclosure to address the staff's comment.

U.S. Securities and Exchange Commission
March 28, 2013

9. COMMENT: Please disclose under what circumstances the Fund will sell its portfolio investments.

RESPONSE: Registrant has revised the Fund's Item 9 disclosure to address the staff's comment.

10. COMMENT: Please summarize in plain English the meaning of "fundamental principles" "well-known investment metrics" and "quantitative framework."

RESPONSE: The meaning of these terms is discussed in the Fund's Item 9 disclosure. Accordingly, Registrant respectfully declines to add disclosure relating to these terms to its Item 4 disclosure.

11. COMMENT: Please disclose the types of equities the Fund principally invests in and the attendant risks.

RESPONSE: Registrant has revised the Fund's Item 9 disclosure to identify types of equity securities in which the Fund may invest. Registrant respectfully declines to revise its Item 4 disclosure, however, to address each of these types of securities specifically. As required by Form N-1A, the Fund's Item 4 disclosure, including such risk disclosure, provided summarizes the risk related to the Fund's investments the various types of equity securities in which it may invest. Registrant believes that this disclosure is sufficiently general so as to apply to all of the types of equity securities in which the Fund may invest and is appropriate Item 4 disclosure. More extensive disclosure on each of the various types of equity securities that the Fund may invest in is included later in the Prospectus and in the SAI.

12. COMMENT: Please explain how the Adviser determines location with respect to the Developed and Emerging Market countries in which the Fund invests.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

13. COMMENT: Please consider disclosing the percentage of the Fund's assets that will be invested outside of the United States under both normal and less favorable conditions.

RESPONSE: Registrant respectfully declines to add disclosure stating that the Fund will invest a certain percentage of its total assets outside of the United States. Registrant notes that when the SEC adopted Rule 35d-1, it clearly

U.S. Securities and Exchange Commission
March 28, 2013

recognized that the term "global" is an ambiguous term and declined to impose a minimum investment requirement on funds with "global" in their name. Further, the guidance subsequently issued by the SEC staff regarding Rule 35d-1 states in Q&A 10 that "global" is not a term triggering application of the Rule. The Fund's prospectus clearly describes the global investment strategy of the Fund. Thus, although Registrant expects the Fund to regularly invest at least 40% of its assets in non-U.S. securities, the Adviser does not believe the requiring the Fund to do so is appropriate.

14. COMMENT: High turnover risk is included in the Principle Investment Risks. If the Fund has a principle strategy of frequent trading please disclose in the Principle Investment Strategies section of the Prospectus.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

15. COMMENT: Registered Investment Company and Exchange Traded-Funds Risk is included in the Principle Investment Risks. If the Fund has a principle strategy of investing in Registered Investment Company and Exchange Traded-Funds please disclose in the Principle Investment Strategies section of the Prospectus.

RESPONSE: Registrant has deleted the risk consistent with the Fund's principal investment strategy.

Details Regarding Principle Investment Strategies

16. COMMENT: Please confirm that all principal investment strategies and risks of the Fund as disclosed in this section are summarized in Item 4 or revise the disclosure accordingly. To the extent disclosure is repeated, consider revising to add or clarify the summary in Item 4.

RESPONSE: Registrant confirms that all principal investment strategies and risks of the Fund as disclosed in this section are summarized in Item 4.

17. COMMENT: Please add disclosure regarding whether and how long in advance shareholders will be notified in the event the Board of Trustees changes the Fund's investment objective.

RESPONSE: Although Registrant will provide shareholders with appropriate notice regarding changes to the Fund's investment objective, Registrant respectfully declines to add the requested disclosure to the prospectus as

U.S. Securities and Exchange Commission
March 28, 2013

Registrant is not aware of any regulatory requirement or published SEC guidance requiring such disclosure for a Fund that is not subject to Rule 35d-1.

Adviser Related Performance

18. COMMENT: If applicable, please delete "fully discretionary" in the first sentence of the first paragraph.

RESPONSE: the words "fully discretionary" have been deleted.

19. COMMENT: Please revise the last sentence of the first paragraph to state that the investment objective, policies and strategies of accounts comprising the composite are substantially similar to the LMCG Global Market Neutral Fund.

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

20. COMMENT: Please revise the second sentence of the third paragraph to state that the composite returns are net of all actual fees including sales loads and expenses.

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

General Information

21. COMMENT: With respect to the statement that "[u]nder unusual circumstances, such as in the case of an emergency, the Fund may calculate its NAV and accept and process shareholder orders when the NYSE is closed," please describe the circumstances that create an emergency.

RESPONSE: Registrant notes that many mutual funds, including other series of Registrant, began to include such disclosure in their prospectuses following the tragic events of September 11, 2001. No series of Registrant has had to rely on this disclosure yet. Registrant, nonetheless, plans to include this disclosure to provide a basis for Fund transactions in the case of extraordinary circumstances. Registrant asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund's board with the exception of, among other things, those days listed in the prospectus.

22. COMMENT: In the paragraph immediately preceding the section entitled "When and How NAV is Determined" please confirm in your response that the disclosure is intended to

U.S. Securities and Exchange Commission
March 28, 2013

inform shareholders that only the methodology of redemption may be suspended and not that a redemption itself may be suspended.

RESPONSE: Registrant confirms that the disclosure is intended to inform investors that only the methodology of redemption may be suspended.

23. COMMENT: In the fourth paragraph of the section entitled "When and How NAV is Determined" please revise the disclosure to state that the Board of Trustees has supervisory responsibility for fair valuations. Also revise the disclosure to clarify that the Valuation Committee uses procedures approved by the Board to fair value securities.

RESPONSE: Registrant notes that the Fund's current disclosure states that valuation is done by a Valuation Committee appointed by the Board, "using procedures approved by the Board." Registrant, accordingly, respectfully declines to revise the Fund's disclosure in this regard.

24. COMMENT: In the second paragraph of the section entitled "Transactions Through Financial Intermediaries" please revise the last sentence to clarify that orders received in good order by the close of trading on the NYSE will receive that day's NAV irrespective of the financial intermediaries' ability to transmit that order to the Fund.

RESPONSE: Registrant has revised the disclosure to address the staff's comment.

25. COMMENT: In the subsection entitled "Redemptions in Kind" in the section entitled "How to Sell Shares from Your Account" please disclose what types of securities the Fund may use to pay redemptions. If the Fund may use illiquid securities please include the attendant risks to the recipient.

RESPONSE: As suggested by the Fund's current disclosure, the Fund expects to distribute liquid securities, to the extent it redeems shares in kind. As also recognized by the disclosure, however, the Fund may be forced to distribute illiquid securities. Accordingly, as drafted, the disclosure alerts investors to their potential receipt of illiquid securities in connection with an in-kind redemption and the risks of such securities (i.e., that there might not be a liquid market for them). For these reasons, Registrant believes that the Fund's disclosure regarding in-kind redemptions is appropriate and respectfully declines to revise such disclosure.

U.S. Securities and Exchange Commission
March 28, 2013

SAI

26. COMMENT: With respect to SAI sections that discuss the Fund's strategies and risks, please confirm supplementally that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus.

RESPONSE: Registrant confirms that principal investment strategies and risks are distinguished from non-principal strategies, the Fund's non-principal investments strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A and all principal strategies and risks are summarized in the Prospectus.

27. COMMENT: In the section entitled "Illiquid and Restricted Securities" please revise the disclosure to state that no more than 15% of the Fund's net assets may be invested in illiquid securities.

RESPONSE: Registrant has revised the disclosure consistent with the staff's comment

28. COMMENT: Please disclose whether the Fund may pledge assets to secure borrowing.

RESPONSE: The last sentence of the second paragraph of the subsection entitled "Borrowing" in the section entitled "Leverage Transactions" states, "The Fund may pledge assets to secure borrowing to the extent permitted by the 1940 Act."

29. COMMENT: In the section entitled "Concentration" please revise the parenthetical to reflect the staff's position that 25% or more of a fund's total assets in the stocks of a single industry or group of industries is considered concentrated.

RESPONSE: Registrant respectfully declines to revise the Fund's fundamental policy with respect to concentration because the existing disclosure is consistent with Instruction 4 to Item 9(b)(1), which was adopted by the Commission and states that a policy to concentrate means "investing more than 25% of a Fund's net assets in a particular industry or group of industries."

U.S. Securities and Exchange Commission
March 28, 2013

30. COMMENT: In the third paragraph under the section entitled "Investment Limitations" please expand the disclosure to include all Fund limitations. In the same paragraph, please also revise the exception with respect to borrowing money to include illiquid securities.

RESPONSE: Registrant has expanded the disclosure in the referenced paragraph to include all Fund limitations and added disclosure with respect to illiquid securities consistent with the staff's comment.

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,
/s/ David Faherty
David Faherty

cc: Stacy L. Fuller
    K&L Gates LLP